July 19, 2012

ATTORNEYS AT LAW

777 EAST WISCONSIN AVENUE

MILWAUKEE, WISCONSIN 53202

414.271.2400 TEL

414.297.4900 FAX

www.foley.com

WRITER’S DIRECT LINE

414.297.5642

jkwilson@foley.com

CLIENT/MATTER NUMBER

065215-0184

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Tyco Flow Control International Ltd.—Response Memorandum to Comment Letter dated July 3, 2012 Regarding Amendment No. 1 to the Registration Statement on Form S-4 (Registration No. 333-181250)

Ladies and Gentlemen:

Tyco Flow Control International Ltd. (the “Company”) is filing a memorandum setting forth its responses to the comment letter dated July 3, 2012, by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, with respect to Amendment No. 1 to the Company’s above-referenced Registration Statement.

We are sending to the Staff by courier eight courtesy copies of the memorandum setting forth the Company’s responses to the Staff’s comments.

Should any questions arise in connection with this filing, please contact the undersigned at (414) 297-5642 or Jason M. Hille at (414) 319-7336.

Very truly yours,

/s/ John K. Wilson

John K. Wilson

Enclosures

cc:	Pentair, Inc. Working Group
Tyco International Ltd. Working Group

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

MEMORANDUM

TO:	Ms. Amanda Ravitz
Division of Corporation Finance
U.S. Securities and Exchange Commission

FROM:	Tyco Flow Control International Ltd.

DATE:	July 19, 2012

RE:	Tyco Flow Control International Ltd.
Amendment No. 1 to Registration Statement on Form S-4
Filed on June 19, 2012
File No. 333-181250

This memorandum sets forth the responses of Tyco Flow Control International Ltd. (the “Registrant” or “New Pentair”) to the letter of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 3, 2012, with respect to the above-referenced Amendment No. 1 to the above referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on June 19, 2012. For the convenience of the Staff, each of the Staff’s comments is repeated below in italics, and set forth below each such comment is the Registrant’s response.

General

1.	We note risk factor disclosure in your filing regarding what could happen if your products are sold through various intermediaries to entities operating in sanctioned countries. We also note disclosure in the filing regarding revenue from the Middle East and Africa, and attributing the first quarter 2012 increase in your Water and Fluid Solutions segment in part to continued growth in the Middle East and Latin America. Iran, Syria, Sudan and Cuba, countries that can be understood to be located in the referenced regions, are designated as state sponsors of terrorism by the U.S. Department and State and are subject to U.S. economic sanctions and export controls. Please describe the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan and Cuba, whether through affiliates, subsidiaries, distributors, resellers, or other direct or indirect arrangements. For instance, we note disclosure in the filing and on your website about your 2011 acquisition of United Arab Emirates’ KEF Holdings Ltd. A 2008 news article reported that KEF Holdings planned to establish distribution and service centers in Iran along with several other Middle East countries, to allow it to be closer to its customers. Describe any products, components, technology or services you have provided to Iran, Syria, Sudan and Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries, or entities controlled by the governments of these countries.

The Registrant submits the following information to the Staff regarding its contacts with Iran, Syria, Sudan and Cuba (the “Sanctioned Countries”), including the nature and extent of its past, current and anticipated contacts with such countries, whether through affiliates, subsidiaries, distributors, resellers, or other direct or indirect arrangements, and any services or products the Registrant has provided to such countries and any agreements, commercial arrangements, or other contacts the Registrant has had with the governments of such countries or entities controlled by the governments of such countries.

As previously disclosed to the Staff in response to its letter dated March 2, 2012, since March 1, 2010, Tyco International Ltd.’s (“Tyco”) position with respect to trade with Iran has been (i) to prohibit all of its non-U.S. subsidiaries from taking any new orders or otherwise conducting new business in or with such countries, including any entities or persons in such countries, either directly or indirectly and (ii) to wind-up as expeditiously as possible any outstanding orders existing on that date, to terminate as soon as possible any contracts with entities in such countries (including renewable or evergreen contracts), and to withdraw all bids pending on such date. Tyco’s position with respect to Syria, Sudan and Cuba is the same as its position with respect to Iran. As the ultimate parent of the Registrant, Tyco’s position currently applies to the Registrant. The Registrant fully expects to maintain this position following the completion of its spin-off from Tyco and subsequent merger with Pentair, Inc. (“Pentair”).

Prior to March 1, 2010, Tyco’s non-U.S. subsidiaries were not prohibited from conducting business in the Sanctioned Countries. The Registrant, however, believes that the amount of such business that was actually conducted and can be attributed to the Registrant was immaterial to the Registrant’s overall business. With respect to Syria, Sudan and Cuba, to the best of the Registrant’s knowledge, there has been only one sale into Syria (a valve actuation product with a sale price of approximately $47,000), and no sales into Sudan or Cuba in the past three fiscal years. With respect to Iran, prior to March 1, 2010, sales of the Registrant’s products into Iran primarily consisted of non-U.S.-origin valves, actuators and heat tracing products and related parts and services for the oil and gas industry. These sales were made through the submission of purchase orders directly to the Registrant’s non-U.S. subsidiaries, or through third-party distributors or resellers that subsequently sold the products into Iran. In certain instances, the Registrant’s non-U.S. subsidiaries would enter into contracts governing the sale, installation and service of these products in facilities located in Iran. To the Registrant’s knowledge, a limited number of sales were made to entities controlled by the government of Iran, specifically the National Iranian Oil Company.

The Registrant does not currently maintain, nor has it in at least the past five years maintained, any physical presence in the Sanctioned Countries, whether through affiliates, employees or subsidiaries.

Revenue associated with Iran subsequent to March 1, 2010 has primarily been of two types: (1) the fulfillment of orders that were placed prior to March 1, 2010, and (2) the fulfillment of orders that were in place prior to the date on which the Registrant acquired a company. The approximate revenue associated with all transactions with entities located in or associated with Iran during the Registrant’s fiscal years 2011, 2010 and 2009 was $1.6 million, $10.3 million and $7.4 million, respectively. During the first quarter of the Registrant’s fiscal 2012, a total of approximately $2.6 million of sales have been made into Iran.

As of June 17, 2012, the amount of backlog related to Iran for the Registrant was approximately $37.6 million. Substantially all of this related to orders that the Registrant acquired in connection with an acquisition in fiscal 2011. The Registrant advises the Staff that it anticipates filling all orders related to this outstanding backlog prior to this calendar year end.

Once the Registrant has completed shipping and has received payment for the products related to the above mentioned backlog, it does not anticipate having any contacts with, or doing any business with, any entity located or organized in the Sanctioned Countries or associated with the governments of the Sanctioned Countries.

Pentair’s position is and has been to prohibit all of its subsidiaries from directly or indirectly conducting business in or with Sanctioned Countries. To the best of Pentair’s knowledge, none of Pentair’s revenue for the past three fiscal years is attributable to Sanctioned Countries and, in particular, none of the sales relating to net sales increase in Pentair’s Water & Fluid Solutions segment in the first quarter of 2012 due to continued growth in the Middle East and Latin America referred to in the Staff’s comment were attributable to Sanctioned Countries.

On May 12, 2011, Pentair acquired Norit Proces Technologie Holding B.V. and its subsidiaries (“CPT”) from Norit Holding B.V., both of which are private companies incorporated under the laws of the Netherlands. Prior to Pentair’s acquisition of CPT, CPT’s sales to persons located in Iran, Syria, Sudan and Cuba were €4,687,667, €0, €7,538 and €122,669, respectively, for the year ended December 31, 2010. Based upon Pentair’s due diligence investigation prior to its acquisition of CPT, such sales were in compliance with laws applicable to non-U.S. entities. Upon Pentair’s acquisition of CPT, Pentair immediately caused CPT to cease deliveries and sales to persons located in such countries, including not fulfilling any orders that were in backlog.

2.	We note risk factor disclosure in your filing that some of your products are dual use products which have both civil and military applications, or may otherwise be involved in weapons proliferation. Please tell us whether any of the products or services underlying contacts with Iran, Syria, Sudan or Cuba described in your response to the foregoing comment are dual use products.

To the best of the Registrant’s knowledge, since the beginning of fiscal 2009 there have been only eight sales attributable to the Registrant into the Sanctioned Countries (specifically, Iran) of products that appear on the U.S. Department of Commerce’s Commerce Control List, totaling an aggregate of approximately $3.4 million. The sales were for stainless and carbon steel safety relief, butterfly and ball valves and related pneumatic actuators and positioners. The last such sale occurred in November 2009. The Registrant confirms that each of these sales was reviewed by external counsel in accordance with Tyco’s trade compliance program and deemed not to be prohibited under applicable U.S. law. None of the products that are currently in the backlog described above appear on the aforementioned Commerce Control List.

To the best of Pentair’s knowledge, there have been no sales of products that appear on the U.S. Department of Commerce’s Commerce Control List attributable to Pentair into the Sanctioned Countries.

3.	Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comments and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

The Registrant does not believe that its past or current operations in Iran represent a material investment risk for its security holders. In making this determination, the Registrant considered the quantitative factors and qualitative factors that it believes a reasonable investor would find important in making an investment decision.

First, as a quantitative matter, the amount of revenue generated by activities related to the Sanctioned Countries is clearly insignificant, representing no more than 0.30% of the Registrant’s revenue and none of Pentair’s revenue in any period. The Registrant and Pentair do not now have, nor have they had over at least the past five years, any fixed assets in any of the Sanctioned Countries. Any liabilities associated with sales to Sanctioned Countries have similarly been de minimis.

With respect to qualitative factors, the Registrant notes that Tyco has designed, and the Registrant will replicate, its compliance programs to comply with the requirements of U.S. laws and regulations specifically as they relate to sanctioned countries. The Registrant believes that Tyco’s programs are and its programs will be robust. For at least the past five years, Tyco’s policy has required that every proposed transaction with a sanctioned country be subject to review by external legal counsel, which includes the submission of a transaction questionnaire listing detailed answers to 24 comprehensive questions regarding the goods involved (origin, value, inventory turns) and the entities and people involved. As discussed above, Pentair’s position is and has been to prohibit all of its subsidiaries from directly or indirectly conducting business in or with Sanctioned Countries. Both Tyco’s and Pentair’s personnel have consistently received, and the Registrant’s personnel will consistently receive going forward, training regarding these compliance programs. In addition, as is now the case with Tyco and Pentair, the Registrant’s employees will be encouraged to contact specially designated international trade counsel officers or the Registrant’s legal department should there be any questions.

The Registrant is aware that various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. The Registrant does not believe that after giving effect to the completion of the Transaction any state or municipal institution will hold a significant amount of its shares, either individually or in the aggregate. Even if any such institution did hold a significant amount of its shares, the Registrant believes that the level of activity would not likely be of concern to such institutions. For example, the Registrant would like to direct the Staff to the Massachusetts Iran Divestment Act enacted August 4, 2010. The bill provides that a company considered to be doing business with Iran is one that knowingly provides goods or services deployed to develop petroleum resources in Iran and has knowingly made an investment in Iran of at least $20 million in any one-year period that directly or significantly contributes to the enhancement of Iran’s ability to develop its petroleum resources. Over the past three fiscal years, the Registrant has not come close to the $20 million threshold. With respect to the Registrant’s backlog, the great bulk of orders pre-existed its ownership, and the business with Iran is in “run-off,” meaning that no new orders are being accepted.

As the Staff is well aware, the Supreme Court standard for materiality, as espoused in TSC Industries v. Northway, 426 US 438, 450 (1976), is one involving the reasonable investor. The Registrant does not believe that there is a “substantial likelihood that a reasonable person would consider it important” in making an investment decision, given the very small impact of this business. The Registrant does not think it alters the “total mix” of information as it is so minor, in run-off and fully compliant with the law. As such, the Registrant believes that this information is immaterial to its investors. Moreover, the Registrant is unaware of any investor interest in this subject.

How will the rights of shareholders of Pentair and New Pentair change after the Merger?, page 7

4.	We note your response to prior comment 2. However, it is unclear from your response whether the changes “permitted by Swiss law and consistent with customary Swiss practice” are required under Swiss law. If Swiss law permits, but does not require, the change please present each such change that is material as a separate proposal. Also, expand your response to tell us the consideration given to how Tyco Electronics Ltd. included proposal 12 and proposal 13 in its amended Registration Statement on Form S-4 (file no. 333-156927) when Tyco Electronics Ltd. asked its shareholders to approve the change of its place of incorporation to Switzerland.

Based on its discussions with the Staff, the Registrant understands that the Staff’s comment is directed at the voting cap and associated supermajority vote required to eliminate the voting cap (collectively, the “voting cap”) included in New Pentair’s amended and restated Articles of Association (“New Pentair’s Articles”). As the Registrant will describe in more detail below, it believes that New Pentair’s voting cap allocates rights and powers between shareholders and the board of directors of New Pentair with respect to the accumulation of large blocks of shares and voting power in a manner that is comparable to that existing under Pentair’s organizational documents and Minnesota law. Moreover, to the extent that New Pentair’s voting cap does not identically replicate Pentair’s existing takeover preparedness protections, these differences are the result of differences between Swiss corporate law and Minnesota corporate law. The Registrant therefore respectfully submits that the voting cap under New Pentair’s Articles is not a change for which “unbundling” is required by Rule 14a-4(a)(3). Further, as described in more detail below, the Registrant submits that Tyco Electronics Ltd.’s rationale for presenting this same matter as a separate proposal to its shareholders is not applicable to the Registrant.

Voting Cap Description

To be able to exercise voting rights, New Pentair’s Articles require a shareholder to apply for registration in the share register as a shareholder with voting rights. Under the voting cap, a beneficial owner of 20%1 or more of New Pentair’s registered share capital is not permitted to

[1]

The registrant has decided to set this threshold at 20% (instead of 15% as reflected in Amendment No.1 to the Form S-4) and will reflect this change in an amendment to the Form S-4 to be filed on a future date.

register voting rights for more than 20% of New Pentair’s registered shares and is not allowed to cast votes in excess of this voting cap at shareholder meetings, but is entitled to other rights, including dividends, preemptive rights and liquidation proceeds, with respect to shares beneficially owned in excess of the voting cap.

New Pentair’s Articles permit its board of directors or a committee of the board to waive the voting cap in certain circumstances, including with respect to shares beneficially owned by a counterparty to a merger or other combination, partnership, joint venture, strategic alliance, contribution in kind or a board-approved tender offer.

Shareholders holding at least 10% of New Pentair’s shares, including a shareholder subject to the voting cap, may require New Pentair’s board of directors to call a special meeting to consider a proposal to amend New Pentair’s Articles to eliminate the voting cap. Two-thirds2 of the shares represented at the shareholder meeting must approve the proposal to eliminate the voting cap.

Comparison of New Pentair’s Voting Cap to Pentair’s Takeover Preparedness Protections

The Registrant believes that New Pentair’s voting cap is comparable to Pentair’s existing takeover preparedness protections, which are summarized below. The Registrant also has provided a chart in Annex A to this response that compares New Pentair’s voting cap to these takeover preparedness protections.

Control Share Acquisition By-law Provision

Pentair’s by-laws contain a provision (“the Control Share By-Law”) that generally duplicates a version of Minnesota’s control share acquisition statute (as described further below, the “MCSAS”) that was in effect for Minnesota corporations prior to 1987. This by-law suspends for one-year voting rights of shares acquired by a beneficial owner (an “acquiring person”) at ownership levels of 20% or more (the “20% threshold”) and prohibits for one year the transfer of such shares (“control shares”), unless prior to the transaction in which the acquiring person exceeded the 20% threshold such transaction was approved by a majority of outstanding shares. Pentair also has the right for one year to redeem the shares held by the acquiror in excess of the 20% threshold at their acquisition price.

Neither Pentair’s board of directors nor any committee thereof may approve voting rights for control shares. Pentair’s by-laws also provide that shareholders may amend or eliminate the Control Share By-law only with the approval of 85% of the outstanding shares except that in certain circumstances Pentair’s board may reduce the required shareholder vote for the amendment to not less than a majority of the outstanding shares.

The Registrant has been advised by Swiss counsel that three aspects of the Control Share By-law cannot be replicated under Swiss law, and New Pentair consequently has implemented alternative features in its voting cap that the Registrant believes are comparable. First, voting rights in excess of the voting cap cannot be approved by shareholders with respect to only

[2]

The Registrant has decided to set this super majority approval at two-thirds of the shares represented at the shareholders meeting (instead of 75% as reflected in Amendment No. 1 to the Form S-4) and will reflect this change in an amendment to the Form S-4 to be filed on a future date.

one shareholder and only may be approved by shareholder action eliminating the voting cap for the benefit of all shareholders. In addition to being required by Swiss law, the Registrant believes this difference is not material, in part because elimination of a voting cap by shareholder action typically would be sought in connection with a proposed change of control following which the voting cap would be unnecessary.

Second, Swiss Counsel also has advised Registrant that a shareholder approval standard requiring 85% of outstanding shares to approve elimination of the voting cap may not be permitted by Swiss Law. New Pentair’s voting cap consequently requires an easier to achieve standard that two-thirds of the shares represented at a shareholder meeting approve the elimination of the voting cap, which is consistent with New Pentair’s shareholder approval standard for waiver or elimination of other takeover preparedness provisions and with the shareholder approval required under Swiss law for mergers.

The third feature of the Control Share By-Law that the Registrant has been advised cannot be replicated under Swiss law is the suspension of shareholder voting rights for only one-year after the shareholder’s acquisition of these shares, which applies in combination with a restriction on transfers of, and a right of Pentair for one year to redeem, these shares. In addition to this difference being a consequence of Swiss law, the Registrant believes it is not material. Unlike under the Control Share By-Law, a New Pentair shareholder denied voting rights with respect to shares in excess of the voting cap may sell these shares in the public market or decide to retain these shares without the risk that New Pentair will redeem them at their acquisition price. In addition, consistent with the intent of the Control Share By-law, a 20% shareholder of New Pentair wishing to acquire and vote shares in excess of the voting cap may avoid acquiring shares denied voting rights by requiring New Pentair to call a shareholder meeting and proposing a resolution to eliminate the voting cap prior to acquiring shares in excess of the 20% threshold.

The Registrant believes that the Control Share By-law is very comparable at a 20% threshold to New Pentair’s voting cap. The Control Share By-law is further comparable to New Pentair’s voting cap in that it is an existing provision of Pentair’s organizational documents.

Control Share Acquisition Statute

The MCSAS denies voting rights with respect to control shares unless voting rights for the control shares are approved by both (a) a majority of the voting power of outstanding shares other than shares beneficially owned by the acquiring person and certain other interested shareholders and (b) a majority of the voting power of all outstanding shares, including shares held by the acquiring person. In the event that shareholders do not approve the acquiring person’s voting rights in excess of the 20% threshold, Pentair has the right to redeem at fair market value the acquiring person’s control shares.

Voting rights for control shares may be approved by a committee of Pentair’s board comprised of disinterested directors but only if the acquiring person makes, and approval is granted prior to commencement of, a tender or exchange offer for all of Pentair’s outstanding shares. Otherwise, neither Pentair’s board of directors nor any committee thereof may approve voting rights for control shares under any other circumstances.

The MCSAS, which is a fundamental part of Minnesota corporate law and has been substantially unchanged since 1987, automatically applies to Minnesota corporations. Although Pentair’s shareholders may cause Pentair to opt out of the MCSAS by amending

Pentair’s charter or bylaws, such action would require, in addition to the shareholder vote required to amend the applicable organizational document, the same vote of shareholders and disinterested shareholders as required to approve voting rights for an acquiring person (unless the opt out is also approved by a committee of disinterested directors).3 Given the long history of the MCSAS, the Registrant believes that substantially all of Pentair’s existing shareholders invested in Pentair at a time when the MCSAS was applicable to the Company.

The Registrant has been advised by Swiss counsel that two aspects of the MCSAS cannot be replicated under Swiss law, and New Pentair consequently has implemented alternative features in its voting cap that the Registrant believes are comparable. First, as discussed above with respect to the Control Share By-law, voting rights for shares in excess of the voting cap cannot be approved by shareholders solely with respect to one shareholder and only may be approved by shareholder action eliminating the voting cap for the benefit of all shareholders. Second, Swiss law does not permit the exclusion of an acquiring person from voting its shares up to the 15% cap, including with respect to a proposal to eliminate the voting cap. New Pentair therefore cannot implement a disinterested shareholder approval requirement for eliminating the voting cap that replicates the shareholder approval required under the MCSAS. As described above, New Pentair’s voting cap instead requires that two-thirds of the shares represented at a shareholder meeting approve the elimination of the voting cap, which is consistent with New Pentair’s shareholder approval standard for waiver or elimination of other takeover preparedness provisions and with the shareholder approval required under Swiss law for mergers. Assuming the presence of a 20% acquiring person and a quorum of 90% of the outstanding shares, this standard requires the support of approximately the same number of disinterested shares as that under the MCSAS standard and at any lower quorum requires the support of fewer disinterested shares.4

Like the Control Share By-law, the Registrant believes that New Pentair’s voting cap has an impact on voting rights and accumulation of large share blocks at a 20% threshold that is very comparable to that at a 20% threshold under the MCSAS. Moreover, as part of the Minnesota corporation law, the authority of the MCSAS to allocate rights and powers between shareholders and the board of directors of Pentair is at least equivalent to that of Pentair’s articles or by-laws, and the Registrant believes that it accordingly should be treated in an equivalent manner.

Rights Plan

Pentair’s rights plan grants each shareholder a right for each common share such shareholder owns to purchase one one-hundredth of a share of Pentair’s preferred stock for $240 (the “Purchase Price”). Such rights expire on January 28, 2015, but may be extended by Pentair’s board of directors without shareholder approval.

[3]

The 1999 amendment to the MCSAS added the requirement that a shareholder proposal to amend a corporation’s charter or bylaws to opt out of the MCSAS requires the approval of a majority of the voting power of outstanding shares other than shares beneficially owned by the acquiring person and certain other interested shareholders.

[4]

Assuming that (a) New Pentair has 1,000 outstanding shares, (b) there is a 20% shareholder (the “acquiring person”) holding 200 shares entitled to vote and (c) 90% of outstanding shares (900) are present at the relevant shareholders meeting, 400 “disinterested” shares plus the 200 shares held by the acquiring person (600 total shares) would need to approve elimination of New Pentair’s voting cap under its applicable standard of two-thirds of shares represented at the relevant shareholders meeting.

Applying the MCSAS standard to the same assumptions, which requires approval of a majority of outstanding shares held by disinterested shareholders, approval of 401 disinterested shares would be required (((1,000-200)/2)+ 1).

The rights are exercisable if a person beneficially acquires 15% or more of Pentair’s common shares or commences or announces an intention to make a tender or exchange offer that would result in the offeror having beneficial ownership of 15% or more of Pentair’s common shares. Once this threshold is reached, shareholders of Pentair other than the acquiror or offeror may exercise the right to receive the number of common shares (or, in certain circumstances cash, property, other securities or a reduction in the Purchase Price) with a market value of two times the Purchase Price. Moreover, after a person’s acquisition of 15% or more of Pentair’s common shares, if (i) Pentair is acquired in certain mergers or other business combination transactions or (ii) 50% or more of Pentair’s consolidated assets or earning power are sold, each shareholder of Pentair other than the acquiror may exercise the right to receive the number of shares of common stock of the acquiring company with a market value of two times the Purchase Price.

Pentair’s rights plan does not require that it be, and it has not been, ratified by Pentair’s shareholders. The rights plan also does not permit Pentair’s shareholders to rescind the plan, and shareholder approval is not required to approve an extension or renewal of the plan by Pentair’s board of directors.

Pentair’s rights plan has the effect of strongly deterring the accumulation of shares above the 15% threshold given the significantly dilutive impact of the exercise of shareholder rights. Moreover, this dilution would adversely impact the voting power of a shareholder that acquires 15% or more of Pentair’s shares by significantly increasing the relative number of shares with voting rights held by shareholders other than the acquiror. Given these deterrents to share ownership in excess of 15%, the Registrant believes that Pentair’s rights plan is an effective bar to the accumulation of a 15% or greater share block and its effect on voting power at a 15% threshold is very comparable to that of New Pentair’s voting cap at a 20% threshold. Rights plans are not permitted by Swiss law.

Minnesota Business Combination Statute

Minnesota law contains a statutory prohibition for four years on business combinations between Pentair and a shareholder beneficially owning 10% or more of the voting power of Pentair’s outstanding shares. This prohibition may be waived only if a committee of disinterested directors approves the business combination or share acquisition creating the 10% or greater shareholder in advance of such acquisition.

The Registrant believes this statute generally discourages share accumulations greater than 10%, unless the acquiring shareholder is a passive investor, and has an effect at this threshold comparable in many respects to New Pentair’s voting cap.

Mandatory Offer Article

Pentair’s charter contains an article providing that if a shareholder beneficially owning more than 20% of Pentair’s outstanding shares acquires additional shares, the remaining shareholders have the right to force Pentair to redeem their shares at a purchase price determined under Pentair’s charter. A majority of the board may waive this provision. Shareholders only may amend Pentair’s charter to eliminate this article by a vote of 85% of the outstanding shares, except that in certain circumstances Pentair’s board may reduce the required shareholder vote for the amendment to not less than 60% of Pentair’s outstanding shares provided that the amendment does not receive negative votes of more than 25% of Pentair’s outstanding shares.

The Registrant believes that this article generally discourages share accumulations above 20% unless the acquiring shareholder intends to tender for all of Pentair’s shares. As such, the Registrant believes it has an effect at this threshold comparable in many respects to the New Pentair voting cap.

Comparison to Tyco Electronics

The Registrant has considered the decision of Tyco Electronics Ltd. (“Tyco Electronics”) to unbundle the following two proposals in its amended Registration Statement on Form S-4 (file no. 333-156927) (the “Tyco Electronics S-4”) related to Tyco Electronics’ redomestication from Bermuda to Switzerland:

•

Proposal 12: In connection with the Swiss Continuation, to approve additional provisions of Tyco Electronics’ Swiss articles of association that would limit the number of shares that may be registered and/or voted by a single shareholder or group to 15% of Tyco Electronics’ registered share capital.

•

Proposal 13: In connection with the Swiss Continuation, to approve additional provisions of Tyco Electronics’ Swiss articles of association that would require a supermajority vote to amend the provisions referred to in Proposal 12 and certain other provisions of Tyco Electronics’ Swiss articles of association.

In Tyco Electronics’ response to the SEC on March 6, 2009, it noted that Proposals 12 and 13 were unbundled because they did not fall into any of the following categories:

(i)	provisions that were substantially similar to provisions in Tyco Electronics’ 2007 Bermuda Bye-Laws;

(ii)	provisions that made immaterial changes to the provisions in Tyco Electronics’ 2007 Bermuda Bye-Laws;

(iii)	provisions that reflected the Swiss law that would apply if the Swiss Continuation and related organizational proposals were approved regardless of whether these requirements of Swiss law were or were not reflected in Tyco Electronics’ articles; and

(iv)	provisions that provided greater rights to shareholders than were provided in Tyco Electronics’ 2007 Bermuda Bye-Laws.

Unbundling these proposals in the Tyco Electronics Form S-4 was necessary because Proposals 12 and 13 were not comparable to provisions in Tyco Electronics’ Bermuda organizational documents and applicable Bermuda law. Bermuda law and Tyco Electronics’ Bermuda organizational documents did not contain restrictions on the number of shares that could be voted above a specified threshold. Additionally, Tyco Electronics did not have a rights plan in place that would have a similar effect on accumulation of large share blocks to Proposals 12 and 13. Other than a restriction on business combinations in its Bermuda organizational documents which was separately replicated in its Swiss articles, there were no other provisions in its Bermuda organizational documents or under Bermuda law that were comparable in any respect to Proposals 12 and 13. Accordingly, Proposal 12 and Proposal 13 were unbundled in the Tyco Electronics S-4 because these proposals were not sufficiently comparable to Tyco Electronics’ Bermuda organizational documents and applicable Bermuda law.

In contrast, as explained above, New Pentair’s 20% voting cap is comparable to five existing takeover preparedness protections applicable to Pentair, including the Control Share By-law and the MCSAS, that discourage at thresholds ranging from 10% to 20% the accumulation of large blocks of shares.

ANNEX A

Comparison of Pentair’s and New Pentair’s Takeover Preparedness Protections

	New Pentair’s Voting Cap	Pentair’s Control Share Acquisition By-law	Minnesota Control Share Acquisition Statute	Pentair’s Rights Plan	Minnesota Business Combination Statute	Pentair’s Mandatory Offer Article
Beneficial Ownership Threshold	20%	20%	20%	15%	10%	20%
Result of Exceeding Threshold	Voting rights limited to 20% of New Pentair’s registered share capital	Voting rights limited for one year to 20% of outstanding shares; transfer of control shares prohibited for one year; control shares redeemable by Pentair	Voting rights limited to 20% of outstanding shares Control shares redeemable by Pentair	Rights plan triggered resulting in significant voting power and ownership dilution Deterrent of dilution effectively makes rights plan threshold an ownership cap	Shareholder not permitted to acquire or combine with Pentair for four years	Other shareholders have the right to force Pentair to redeem their shares
Exceeding Threshold Waivable by Directors?	Yes; in appropriate circumstances (including business combinations, joint ventures, partnerships and contributions in kind)	No	Yes; before an acquiring person reaches the 20% threshold, voting rights for control shares may be approved by a committee of disinterested directors, but only if the acquiring person makes, and approval is granted prior to commencement of, a tender or exchange offer for all outstanding shares	Yes	Yes; before a acquiring person reaches the 10% threshold, may be waived by a committee of disinterested directors	Yes
Exceeding Threshold Waivable by Shareholders?	No; under Swiss law shareholders may not waive with respect to only one shareholder	Yes; voting rights for control shares may be approved by shareholders before acquiring person reaches 20% threshold	Yes; voting rights for control shares may be approved by shareholders	No; rights plan does not permit waiver by shareholders	No	Yes; shareholders may elect not to request redemption

Threshold to Consider Waiver	N/A	By-law requires board of directors at request of acquiring person to hold shareholder meeting to consider approval of voting rights	Statute requires board of directors at request of acquiring person to hold shareholder meeting to consider approval of voting rights	N/A	N/A	N/A

	New Pentair’s Voting Cap	Pentair’s Control Share Acquisition By-law	Minnesota Control Share Acquisition Statute	Pentair’s Rights Plan	Minnesota Business Combination Statute	Pentair’s Mandatory Offer Article
Threshold for Waiver	N/A	Approval of voting rights requires approval of majority of outstanding shares	Approval of voting rights requires approval of (a) a majority of the voting power of outstanding shares held by disinterested shareholders and (b) a majority of the voting power of outstanding shares held by all shareholders	N/A	N/A	N/A
May Protection be Eliminated by Shareholders Amending Organizational Documents?	Yes; voting cap may be eliminated by shareholder amendment of Articles	Yes; by-law may be eliminated by amendment	Yes; shareholders may amend articles or by-laws to opt out of statute	No; rights plan does not permit it to be rescinded by shareholders	Yes; shareholders may amend charter or by-laws to opt out of statute before interested shareholder reaches 10% threshold, but opt-out only effective after 18-month waiting period	Yes; shareholders may amend charter to eliminate article
Threshold to Consider Amendment	Shareholders representing 10% of the outstanding shares may call a special meeting, including a special meeting to consider amendment of Articles to remove cap	Shareholders representing 10% of the outstanding shares may call a special meeting except 25% of outstanding shares required if meeting relates to a business combination	Shareholders representing 10% of the outstanding shares may call a special meeting except 25% of outstanding shares required if meeting relates to a business combination	N/A	Shareholders representing 10% of the outstanding shares may call a special meeting except 25% of outstanding shares required if meeting relates to a business combination	Shareholders representing 10% of the outstanding shares may call a special meeting except 25% of outstanding shares required if meeting relates to a business combination
Threshold for Amendment	Amendment requires approval of two-thirds of the shares represented at the general meeting of shareholders	By-laws provide that amendment requires approval of 85% of outstanding shares except in certain circumstances where the board of directors may reduce required shareholder approval	In absence of approval by a committee of disinterested directors, opt-out requires approval of (a) a majority of the voting power of outstanding shares held by disinterested shareholders and (b) a majority of the voting power of outstanding shares held by all shareholders	N/A	Opt out requires approval of a majority of outstanding shares held by disinterested shareholders	Amendment of article requires approval of 85% of outstanding shares except in certain circumstances where the board of directors may reduce required shareholder approval